Allianz Life Financial Services, LLC

5701 Golden Hills Drive

Minneapolis, MN 55416-1297

Robert DeChellis

President & CEO

Telephone: 763-765-6840

April 14, 2014

Securities and Exchange Commission

Division of Investment Management

Insured Investments Office

100 F Street NE

Washington, D.C. 20549

RE:	Allianz Life Insurance Company of North America

Registration Statement No. 333-185864 on Form S-1

Post-Effective Amendment No. 2

Dear Sir/Madam:

Allianz Life Financial Services, LLC, as principal underwriter for the above-referenced Registrant, joins the Registrant in their request to accelerate the effective date of the above captioned post-effective amendment to the Registration Statement and requests that said amendment become effective on April 18, 2014 after the filing of such pre-effective amendment.

The Registrant acknowledges that changes to the Registration Statement based on Staff comments do not bar the Commission from taking future action and that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Allianz Life Financial Services, LLC